FEDERATED GOVERNMENT INCOME SECURITIES, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 23, 2020

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED GOVERNMENT INCOME SECURITIES, INC. (the “Registrant” or the “Fund”)

Class A Shares

Class C Shares

Class F Shares

Institutional Shares

Class T Shares

1933 Act File No. 2-74191

1940 Act File No. 811-3266

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on April 22, 2020, regarding its correspondence filing dated April 15, 2020 to Staff comments on its Post-Effective Amendment No. 72 under the Securities Act of 1933 and Amendment No. 62 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Funds filed on February 20, 2020.

COMMENT 1. Prospectus Risk/Return Summary: Risk/Return Summary: Fees and Expenses

The Staff provided the following comment on the Rule 485(a) filing for Federated Municipal Securities Income Trust.

The following footnote appears in the fee table for each series of Federated Municipal Securities Income Trust:

“Because the Fund’s Institutional Shares are new, “Other Expenses” are based on estimated amounts for the current fiscal year.”

Please advise why you expect expenses for the Institutional Shares to be materially different from those of other share classes. Otherwise, the expectation is that the Fund would use actual expenses.

RESPONSE:

Upon review, the Registrant has confirmed that the above footnote also applies to its fee table and the referenced footnote will be added in connection with the Fund’s 485(b) registration statement filing.

Supplementally, the Registrant confirms that “Other Expenses” for this new Institutional share classes are based, in part, on the current fiscal year expense estimates for the Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of a new share class, which are primarily based on the Registrant’s projections regarding changes in assets levels related to the new share class.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 2. Prospectus Risk/Return Summary: Fee Table

We note that Class F Shares of the Fund charge both a front-end sales charge and a contingent deferred sales charge. Both are listed separately in the Shareholder Fees portion of the fee table.

Form N-1A, Item 3, Instruction 2(a)(ii) requires that “if more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load)), the first caption in the table should read

“Maximum Sales Charge (Load)” and show the maximum cumulative percentage. Show the percentage amounts and the terms of each sales charge (load) comprising that figure on separate lines below.”

Please revise the fee table to reflect the above requirements.

RESPONSE:

The Registrant confirms that all Class F shareholders of the Fund are charged a 1.00% front-end load. If any of those shareholders redeem within 4 years of purchase, they will also pay a 1.00% CDSC. Accordingly, the Shareholder Fees portion of the fee table presentation will be revised to reflect the requirements of Form N-1A.

COMMENT 3. Prospectus Risk/Return Summary: Average Annual Total Return Table

The index listings for the Fund include a parenthetical that reads, “(reflects no deduction of fees, expenses or taxes).” Please explain why the parenthetical is not included with the Lipper General U.S. Government Funds Average.

RESPONSE:

The Registrant has confirmed that Lipper fund averages do in fact reflect deductions for fees or expenses. Therefore, the Registrant respectfully believes that no parenthetical disclosure is required to be disclosed with respect to a fund average.

If you have any questions on the enclosed material, please contact me at (724) 720-8834.

Very truly yours,

/s/ Julie D. Meyers

Julie D. Meyers

Senior Paralegal